Semnur Pharmaceuticals, Inc.

960 San Antonio Road

Palo Alto, CA 94303

December 23, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-0406

Re:	Semnur Pharmaceuticals, Inc.

Registration Statement on Form S-1, as amended

File No. 333-290995

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Semnur Pharmaceuticals, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-1 (File No. 333-290995) of the Company, initially filed with the Securities and Exchange Commission on October 21, 2025 (as amended, the “Registration Statement”), be accelerated so that such Registration Statement shall become effective at 4:00 p.m., Eastern Time, on December 29, 2025, or as soon as possible thereafter.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Jeffrey T. Hartlin of Paul Hastings LLP, by telephone at (650) 320-1804 or by email at jeffhartlin@paulhastings.com, and Elizabeth A. Razzano of Paul Hastings LLP, by telephone at (650) 320-1895 or by email at elizabethrazzano@paulhastings.com. The Company hereby authorizes Mr. Hartlin or Ms. Razzano of Paul Hastings LLP to orally modify or withdraw this request for acceleration.

Sincerely,

Semnur Pharmaceuticals, Inc.

By:	/s/ Jaisim Shah
Jaisim Shah
Chief Executive Officer and President

cc:	Jeffrey T. Hartlin, Paul Hastings LLP

Elizabeth A. Razzano, Paul Hastings LLP